Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME (LOSS) PER SHARE

For the years ended December 31, 2004 and December 31, 2003

	2004	2003
Income (loss) before extraordinary item	$12,940	$(407,980)
Preferred Stock dividend requirements	21,300	21,300

Loss before extraordinary item attributable to common stockholders	$(8,360)	$(429,280)

Weighted average number of common shares outstanding	11,712,306	11,202,580

Loss per common share before extraordinary item	$—	$(0.04)

Extraordinary item	$—	$848,166
Income per share from extraordinary item	$—	$0.08

Net income	$12,940	$440,186
Preferred Stock dividend requirements	21,300	21,300

Net income (loss) attributable to common stockholders	$(8,360)	$418,886

Net income (loss) per common share	$—	$0.04

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